Filed Pursuant to Rule 424(b)(2)

Registration No. 333-272447

Pricing Supplement dated September 12, 2023

(To Equity Index Underlying Supplement dated September 5, 2023, Stock-Linked Underlying
Supplement dated September 5, 2023, Prospectus Supplement dated September 5, 2023, and
Prospectus dated September 5, 2023)

Canadian Imperial Bank of Commerce

Senior Global Medium-Term Notes

$1,002,000 Fixed Interest Barrier Notes Linked to the Worst Performing of the Class A Common Stock of Alphabet Inc. and the S&P MidCap 400® Index due March 17, 2026

•	The Fixed Interest Barrier Notes (the “notes”) will provide monthly fixed Interest Payments of $7.95 per $1,000 principal amount (or 0.795% of the principal amount, equivalent to 9.540% per annum), regardless of the performance of any Underlying.
•	In addition to the final Interest Payment, the Payment at Maturity will depend on the Closing Value of the Worst Performing Underlying on the Final Valuation Date (the “Final Value”) and will be calculated as follows:
a.	If the Final Value of the Worst Performing Underlying is greater than or equal to its Principal Barrier Value (60% of its Initial Value): the principal amount.
b.	If the Final Value of the Worst Performing Underlying is less than its Principal Barrier Value: (i) the principal amount plus (ii) the product of the principal amount multiplied by the Percentage Change of the Worst Performing Underlying. In this case, you will lose some or all of the principal amount at maturity. Even with the Interest Payments, the return on the notes could be negative.
•	The notes will not be listed on any securities exchange.
•	The notes will be issued in minimum denomination of $1,000 and integral multiples of $1,000 in excess thereof.

The notes are unsecured obligations of the Bank and any payments on the notes are subject to the credit risk of the Bank. The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation, or any other government agency or instrumentality of Canada, the United States or any other jurisdiction. The notes are not bail-inable debt securities (as defined on page 6 of the prospectus).

Neither the Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission has approved or disapproved of these notes or determined if this pricing supplement or the accompanying underlying supplements, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the notes involves risks not associated with an investment in ordinary debt securities. See “Additional Risk Factors” beginning on page PS-8 of this pricing supplement, and “Risk Factors” beginning on page S-1 of the accompanying index underlying supplement, S-1 of the stock underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

	Price to Public (Initial Issue Price)(1)	Underwriting Discount (1)(2)	Proceeds to Issuer
Per Note	$1,000.00	$5.00	$995.00
Total	$1,002,000.00	$5,010.00	$996,990.00
(1)	Because certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forgo some or all of their commissions or selling concessions, the price to public for investors purchasing the notes in these accounts will be $995.00 per note.
(2)	CIBC World Markets Corp. (“CIBCWM”), acting as agent for the Bank, will receive a commission of $0.50 (0.50%) per $1,000 principal amount of the notes. CIBCWM may use a portion or all of its commission to allow selling concessions to other dealers in connection with the distribution of the notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-16 of this pricing supplement.

The initial estimated value of the notes on the Trade Date as determined by the Bank is $965.60 per $1,000 principal amount of the notes, which is less than the price to public. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

We will deliver the notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on September 15, 2023 against payment in immediately available funds.

CIBC Capital Markets

ADDITIONAL TERMS OF THE NOTES

You should read this pricing supplement together with the prospectus dated September 5, 2023 (the “prospectus”), the prospectus supplement dated September 5, 2023 (the “prospectus supplement”), the Stock-Linked Underlying Supplement dated September 5, 2023 (the “stock underlying supplement”) and the Equity Index Underlying Supplement dated September 5, 2023 (the “index underlying supplement”, together with the stock underlying supplement, the “underlying supplements”). Information in this pricing supplement supersedes information in the underlying supplements, the prospectus supplement and the prospectus to the extent it is different from that information. Certain terms used but not defined herein will have the meanings set forth in the underlying supplements, the prospectus supplement or the prospectus.

You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying underlying supplements, the prospectus supplement and the prospectus. This pricing supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this pricing supplement and the accompanying underlying supplements, the prospectus supplement and the prospectus, and in the documents referred to in those documents and which are made available to the public. We, CIBCWM and our other affiliates have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

We and CIBCWM are not making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this pricing supplement or the accompanying underlying supplements, the prospectus supplement or the prospectus is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this pricing supplement nor the accompanying underlying supplements, the prospectus supplement or the prospectus constitutes an offer, or an invitation on behalf of us or CIBCWM, to subscribe for and purchase any of the notes and may not be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

References to “CIBC,” “the Issuer,” “the Bank,” “we,” “us” and “our” in this pricing supplement are references to Canadian Imperial Bank of Commerce and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires. References to “Index” or “Reference Stock” in the underlying supplements will be references to “Underlying.”

You may access the underlying supplements, the prospectus supplement and the prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

●	Index underlying supplement dated September 5, 2023:
https://www.sec.gov/Archives/edgar/data/1045520/000110465923098170/tm2322483d89_424b5.htm

●	Stock underlying supplement dated September 5, 2023:
https://www.sec.gov/Archives/edgar/data/1045520/000110465923098174/tm2322483d90_424b5.htm

●	Prospectus supplement dated September 5, 2023:
https://www.sec.gov/Archives/edgar/data/1045520/000110465923098166/tm2322483d94_424b5.htm

●	Prospectus dated September 5, 2023:
https://www.sec.gov/Archives/edgar/data/1045520/000110465923098163/tm2325339d10_424b3.htm

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in the underlying supplements, the prospectus supplement and the prospectus. See “Additional Terms of the Notes” in this pricing supplement.

Issuer:	Canadian Imperial Bank of Commerce

Reference Asset:	The worst performing of the Class A common stock of Alphabet Inc. (Bloomberg ticker: GOOGL) (the “GOOGL”) and the S&P MidCap 400® Index (Bloomberg ticker: MID) (the “MID”) (each, an “Underlying” and together, the “Underlyings”)

Principal Amount:	$1,000 per note

Aggregate Principal Amount:	$1,002,000

Term:	Approximately two years and six months

Strike Date:	September 11, 2023

Trade Date:	September 12, 2023

Original Issue Date:	September 15, 2023

Final Valuation Date:	March 12, 2026, subject to postponement as described under “Certain Terms of the Notes—Valuation Dates— For Notes Where the Reference Asset Consists of Multiple Indices” in the index underlying supplement and “Certain Terms of the Notes—Valuation Dates—For Notes Where the Reference Asset Consists of Multiple Reference Stocks” in the stock underlying supplement.

Maturity Date:	March 17, 2026, subject to postponement as described under “Certain Terms of the Notes— Interest Payment Dates, Coupon Payment Dates, Call Payment Dates and Maturity Date” in the underlying supplements.

Interest Payments:	Regardless of the performance of the Underlyings, you will receive a monthly fixed interest payment of $7.95 per $1,000 principal amount (or 0.795% of the principal amount, equivalent to 9.540% per annum) (an “Interest Payment”) on each Interest Payment Date over the term of the notes.

Interest Payment Dates:	Monthly. Each Interest Payment Date is as set forth below, and is subject to postponement as described under “Certain Terms of the Notes—Interest Payment Dates, Coupon Payment Dates, Call Payment Dates and Maturity Date” in the underlying supplements:

Interest Payment Dates
1	October 17, 2023
2	November 16, 2023
3	December 15, 2023
4	January 18, 2024
5	February 15, 2024
6	March 15, 2024
7	April 17, 2024
8	May 16, 2024
9	June 17, 2024
10	July 17, 2024
11	August 15, 2024
12	September 17, 2024
13	October 17, 2024
14	November 15, 2024
15	December 17, 2024
16	January 16, 2025
17	February 18, 2025
18	March 17, 2025
19	April 17, 2025
20	May 15, 2025
21	June 17, 2025
22	July 17, 2025
23	August 15, 2025
24	September 17, 2025
25	October 16, 2025
26	November 17, 2025
27	December 17, 2025
28	January 15, 2026
29	February 18, 2026
30	March 17, 2026

Payment at Maturity:

In addition to the final Interest Payment, for each $1,000 principal amount of the notes, the Payment at Maturity will be based on the Final Value of the Worst Performing Underlying and will be calculated as follows:

•      If the Final Value of the Worst Performing Underlying is greater than or equal to its Principal Barrier Value:

$1,000

•      If the Final Value of the Worst Performing Underlying is less than its Principal Barrier Value:

$1,000 + ($1,000 × Percentage Change of the Worst Performing Underlying)

In this case, you will lose some or all of the principal amount at maturity. Even with the Interest Payments, the return on the notes could be negative.

Percentage Change:	The “Percentage Change” with respect to each Underlying, expressed as a percentage, is calculated as follows:

Final Value – Initial Value Initial Value

Principal Barrier Value:	$82.15 with respect to the GOOGL and 1,546.63 with respect to the MID, each of which is 60% of its Initial Value (rounded to two decimal places).

Worst Performing Underlying:	The Underlying that has the lowest Percentage Change.

Initial Value:	$136.92 with respect to the GOOGL and 2,577.72 with respect to the MID, each of which was its Closing Value on the Strike Date. The Initial Values for the GOOGL is subject to adjustment as described under “Certain Terms of the Notes—Anti-Dilution Adjustments” in the stock underlying supplement.

Final Value:	For each Underlying, its Closing Value on the Final Valuation Date.

Closing Value	For each Underlying, its Closing Level or its Closing Price, as applicable.

Calculation Agent:	Canadian Imperial Bank of Commerce.

CUSIP/ISIN:	13607XN94 / US13607XN945

Fees and Expenses:	The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes.

HYPOTHETICAL PAYMENT AT MATURITY

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the Final Value of any Underlying relative to its Initial Value. We cannot predict the Final Value of any Underlying. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Underlyings or return on the notes. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity, excluding the final Interest Payment, on a $1,000 investment in the notes for a hypothetical range of Percentage Changes of the Worst Performing Underlying from -100% to +100%. The following results are based solely on the assumptions outlined below. The “Hypothetical Total Return on the Notes” as used below is the number, expressed as a percentage, that results from comparing sum of the Payment at Maturity and the Interest Payments received over the term of the notes per $1,000 principal amount to $1,000. The potential returns described below assume that the notes are held to maturity. The following table and examples are based on the following terms:

Principal Amount:	$1,000
Interest Payment:	$7.95 (or 0.795% of the principal amount, equivalent to 9.54% per annum)
Hypothetical Initial Value of the Worst Performing Underlying:	100
Hypothetical Principal Barrier Value of the Worst Performing Underlying:	60 (60% of its Initial Value)

Hypothetical Final Value of the Worst Performing Underlying	Hypothetical Percentage Change of the Worst Performing Underlying	Total Interest Payments	Hypothetical Payment at Maturity (Excluding Final Interest Payment)	Hypothetical Total Return on the Notes (Including All Interest Payments)
200.00	100.00%	$238.50	$1,000.00	23.85%(1)
175.00	75.00%	$238.50	$1,000.00	23.85%
150.00	50.00%	$238.50	$1,000.00	23.85%
125.00	25.00%	$238.50	$1,000.00	23.85%
100.00(2)	0.00%	$238.50	$1,000.00	23.85%
90.00	-10.00%	$238.50	$1,000.00	23.85%
80.00	-20.00%	$238.50	$1,000.00	23.85%
70.00	-30.00%	$238.50	$1,000.00	23.85%
60.00(3)	-40.00%	$238.50	$1,000.00	23.85%
59.00	-41.00%	$238.50	$590.00	-17.15%
50.00	-50.00%	$238.50	$500.00	-26.15%
25.00	-75.00%	$238.50	$250.00	-51.15%
10.00	-90.00%	$238.50	$100.00	-66.15%
0.00	-100.00%	$238.50	$0.00	-76.15%

(1)	The total return on the notes will not exceed the return represented by the Interest Payments.

(2)	The hypothetical Initial Value of 100 used in these examples has been chosen for illustrative purposes only. The actual Initial Value of each Underlying is set forth on page PS-3 of this pricing supplement.

(3)	This is the hypothetical Principal Barrier Value of the Worst Performing Underlying.

The following examples indicate how the total payments on the notes would be calculated with respect to a hypothetical $1,000 investment in the notes assuming that the notes are held to maturity.

Example 1: The Percentage Change of the Worst Performing Underlying Is 50.00%.

Because the Final Value of the Worst Performing Underlying is greater than or equal to its Principal Barrier Value, the Payment at Maturity, excluding the final Interest Payment, would be $1,000.00 per $1,000 principal amount. When the Payment at Maturity is added to the Interest Payments of $238.50 received over the term of the notes, we would have paid a total of $1,238.50 per $1,000 principal amount, for a 23.85% total return on the notes.

Example 1 shows that the total payments on the notes will be fixed at the principal amount plus the Interest Payments when the Final Value of the Worst Performing Underlying is at or above its Principal Barrier Value, regardless of the extent to which the value of the Worst Performing Underlying increases.

Example 2: The Percentage Change of the Worst Performing Underlying Is -10.00%.

Because the Final Value of the Worst Performing Underlying is greater than or equal to its Principal Barrier Value, the Payment at Maturity, excluding the final Interest Payment, would be $1,000.00 per $1,000 principal amount. When the Payment at Maturity is added to the Interest Payments of $238.50 received over the term of the notes, we would have paid a total of $1,238.50 per $1,000 principal amount, for a 23.85% total return on the notes.

Example 2 shows that the total payments on the notes will be fixed at the principal amount plus the Interest Payments when the Final Value of the Worst Performing Underlying is at or above its Principal Barrier Value, although the value of the Worst Performing Underlying has decreased moderately.

Example 3: The Percentage Change of the Worst Performing Underlying Is -75.00%.

Because the Final Value of the Worst Performing Underlying is less than its Principal Barrier Value, the Payment at Maturity would be $250.00 per $1,000 principal amount, calculated as follows:

$1,000 + ($1,000 × Percentage Change of the Worst Performing Underlying)

= $1,000 + ($1,000 × -75.00%)

= $250.00

When the Payment at Maturity is added to the Interest Payments of $238.50 received over the term of the notes, we would have paid a total of $488.50 per $1,000 principal amount, for a -51.15% total return on the notes. Example 3 shows that you are exposed on a 1-to-1 basis to any decrease in the value of the Worst Performing Underlying from its Initial Value if its Final Value is less than its Principal Barrier Value. You may lose up to 100% of your principal amount at maturity. Even with the Interest Payments, the return on the notes could be negative.

These examples illustrate that you will not participate in any appreciation of any Underlying, but will be fully exposed to a decrease in the Worst Performing Underlying if the Final Value of the Worst Performing Underlying is less than its Principal Barrier Value, even if the Final Values of the other Underlying has appreciated or has not declined below its Principal Barrier Value.

INVESTOR CONSIDERATIONS

The notes are not appropriate for all investors. The notes may be an appropriate investment for you if:

•	You believe that the Final Value of the Worst Performing Underlying will be at or above its Principal Barrier Value.

•	You seek an investment with monthly fixed Interest Payments of $7.95 per $1,000 principal amount (or 0.795% of the principal amount, equivalent to 9.54% per annum) regardless of the performance of the Underlyings during the term of the notes.

•	You are willing to lose a substantial portion or all of the principal amount of the notes if the Final Value of the Worst Performing Underlying is less than its Principal Barrier Value.

•	You are willing to invest in the notes based on the fact that your maximum potential return is the return represented by the Interest Payments.

•	You are willing to forgo participation in any appreciation of any Underlying.

•	You understand that the Payment at Maturity will depend solely on the performance of the Worst Performing Underlying on the Final Valuation Date and consequently, the notes are riskier than alternative investments linked to only one of the Underlyings or linked to a basket composed of the Underlyings.

•	You are willing to forgo dividends or other distributions paid on the Underlyings or securities included in the Underlyings, as applicable.

•	You are willing to hold the notes to maturity and you do not seek an investment for which there will be an active secondary market.

•	You are willing to assume the credit risk of the Bank for all payments under the notes.

The notes may not be an appropriate investment for you if:

•	You believe that the Final Value of the Worst Performing Underlying will be below its Principal Barrier Value.

•	You believe that the Interest Payments will not provide you with your desired return.

•	You are unwilling to lose a substantial portion or all of the principal amount of the notes if the Final Value of the Worst Performing Underlying is less than its Principal Barrier Value.

•	You seek full payment of the principal amount of the notes at maturity.

•	You seek an uncapped return on your investment.

•	You seek exposure to the upside performance of any or each Underlying.

•	You seek exposure to a basket composed of the Underlyings or a similar investment in which the overall return is based on a blend of the performances of the Underlyings, rather than solely on the Worst Performing Underlying.

•	You want to receive dividends or other distributions paid on the Underlyings or securities included in the Underlyings, as applicable.

•	You are unable or unwilling to hold the notes to maturity or you seek an investment for which there will be an active secondary market.

•	You are not willing to assume the credit risk of the Bank for all payments under the notes.

The investor considerations identified above are not exhaustive. Whether or not the notes are an appropriate investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the notes in light of your particular circumstances. You should also review ‘‘Additional Risk Factors’’ below for risks related to the notes.

ADDITIONAL RISK FACTORS

An investment in the notes involves significant risks. In addition to the following risks included in this pricing supplement, we urge you to read “Risk Factors” beginning on page S-1 of the accompanying index underlying supplement, S-1 of the accompanying stock underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying underlying supplements, the prospectus supplement and the prospectus.

Structure Risks

You may lose a substantial portion or all of the principal amount of your notes.

The notes do not guarantee any return of principal. The repayment of any principal on the notes at maturity depends on the Final Value of the Worst Performing Underlying. The Bank will only repay you the full principal amount of your notes if the Final Value of the Worst Performing Underlying is greater than or equal to its Principal Barrier Value. If the Final Value of the Worst Performing Underlying is less than its Principal Barrier Value, you will lose 1% of the principal amount for each percentage point that the Final Value of the Worst Performing Underlying is less than its Initial Value. You may lose a substantial portion or all of the principal amount. Even with the Interest Payments, the return on the notes could be negative.

You will not participate in any appreciation of any Underlying and your return on the notes will be limited to the Interest Payments paid on the notes.

The payments on the notes will not exceed the principal amount plus the Interest Payments and any positive return you receive on the notes will be limited to the return represented by the Interest Payments. You will not participate in any appreciation of any Underlying. Therefore, if the appreciation of any Underlying exceeds the sum of the Interest Payments paid to you, the notes will underperform an investment in securities linked to that Underlying providing full participation in the appreciation. Accordingly, the return on the notes may be less than the return would be if you made an investment in securities directly linked to the positive performance of the Underlyings.

Higher Interest Payment or lower Principal Barrier Value are generally associated with the Underlyings with greater expected volatility and therefore can indicate a greater risk of loss.

“Volatility” refers to the frequency and magnitude of changes in the value of an Underlying. The greater the expected volatility with respect to an Underlying on the Trade Date, the higher the expectation as of the Trade Date that the value of that Underlying could close below its Principal Barrier Value on the Final Valuation Date, indicating a higher expected risk of loss on the notes. This greater expected risk will generally be reflected in a higher Interest Payment than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower Principal Barrier Value) than for similar securities linked to the performance of the Underlyings with a lower expected volatility as of the Trade Date. You should therefore understand that a relatively higher Interest Payment may indicate an increased risk of loss. Further, a relatively lower Principal Barrier Value may not necessarily indicate that the notes have a greater likelihood of a repayment of principal at maturity. The volatility of an Underlying can change significantly over the term of the notes. The value of an Underlying for your notes could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Underlyings and the potential to lose some or all of your principal at maturity.

The Payment at Maturity is not linked to the value of the Worst Performing Underlying at any time other than the Final Valuation Date.

The Payment at Maturity will be based on the Final Value of the Worst Performing Underlying. Therefore, if the Final Value of the Worst Performing Underlying declined as of the Final Valuation Date below its Principal Barrier Value, the Payment at Maturity may be significantly less than it would otherwise have been had the Payment at Maturity been linked to the Closing Value of the Worst Performing Underlying other than the Final Valuation Date. Although the actual value of an Underlying at other times during the term of the notes may be higher than its Closing Value on the Final Valuation Date, the Payment at Maturity will not benefit from the Closing Value of such Underlying at any time other than the Final Valuation Date.

Reference Asset Risks

The notes are subject to the full risks of the Worst Performing Underlying and will be negatively affected if any Underlying performs poorly, even if the other Underlying performs favorably.

You are subject to the full risks of the Worst Performing Underlying. If the Worst Performing Underlying performs poorly, you will be negatively affected, even if the other Underlying performs favorably. The notes are not linked to a basket composed of the Underlyings, where the better performance of one Underlying could offset the poor performance of the other. Instead, you are subject to the full risks of the Worst Performing Underlying on the Final Valuation Date. As a result, the notes are riskier than an alternative investment linked to only one of the Underlyings or linked to a basket composed of the Underlyings. You should not invest in the notes unless you understand and are willing to accept the full downside risks of the Worst Performing Underlying.

The notes will be subject to risks associated with mid-size capitalization companies.

The stocks composing the Index are issued by companies with mid-sized market capitalization. The stock prices of mid-size companies may be more volatile than stock prices of large capitalization companies. Mid-size capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Mid-size capitalization companies may also be more susceptible to adverse developments related to their products or services.

There will be limited anti-dilution protection.

For certain events affecting shares of the GOOGL, such as stock splits or extraordinary dividends, the calculation agent may make adjustments which may adversely affect any payments on the notes. However, the calculation agent is not required to make an adjustment for every corporate action which affects the price of the GOOGL. If an event occurs that does not require the calculation agent to adjust the price of the GOOGL, the market value of the notes and the amount due on the notes may be materially and adversely affected.

Conflicts of Interest

Certain business, trading and hedging activities of us, the agent, and our other affiliates may create conflicts with your interests and could potentially adversely affect the value of the notes.

We, the agent, and our other affiliates may engage in trading and other business activities related to an Underlying or any securities included in an Underlying that are not for your account or on your behalf. We, the agent, and our other affiliates also may issue or underwrite other financial instruments with returns based upon an Underlying. These activities may present a conflict of interest between your interest in the notes and the interests that we, the agent, and our other affiliates may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they adversely affect the value of any Underlying or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

Moreover, we, the agent and our other affiliates play a variety of roles in connection with the issuance of the notes, including hedging our obligations under the notes and making the assumptions and inputs used to determine the pricing of the notes and the initial estimated value of the notes when the terms of the notes are set. We expect to hedge our obligations under the notes through the agent, one of our other affiliates, and/or another unaffiliated counterparty, which may include any dealer from which you purchase the notes. Any of these hedging activities may adversely affect the value of an Underlying and therefore the market value of the notes and the amount you will receive, if any, on the notes. In connection with such activities, the economic interests of us, the agent, and our other affiliates may be adverse to your interests as an investor in the notes. Any of these activities may adversely affect the value of the notes. In addition, because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging activity may result in a profit that is more or less than expected, or it may result in a loss. We, the agent, one or more of our other affiliates or any unaffiliated counterparty will retain any profits realized in hedging our obligations under the notes even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the agent, our other affiliates or any unaffiliated counterparty receive for the sale of the notes, which creates an additional incentive to sell the notes to you. We, the agent, our other affiliates or any unaffiliated counterparty will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes.

There are potential conflicts of interest between you and the calculation agent.

The calculation agent will determine, among other things, the amount of payments on the notes. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent will determine whether a Market Disruption Event affecting an Underlying has occurred on the scheduled Final Valuation Date and determine the Final Value of an Underlying if the scheduled Final Valuation is postponed to the last possible day, and make certain anti-dilution adjustments with respect to the GOOGL if certain corporate events occur. See “Certain Terms of the Notes—Valuation Dates—For Notes Where the Reference Asset Consists of Multiple Indices” in the index underlying supplement, and “Certain Terms of the Notes —Valuation Dates—For Notes Where the Reference Asset Consists of Multiple Reference Stocks” and “—Anti-Dilution Adjustments” in the stock underlying supplement. This determination may, in turn, depend on the calculation agent’s judgment as to whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we will be the calculation agent, potential conflicts of interest could arise. None of us, CIBCWM or any of our other affiliates will have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

Tax Risks

The tax treatment of the notes is uncertain.

Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your own tax situation. See “United States Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations” in this pricing supplement, “Material U.S. Federal Income Tax Consequences” in the underlying supplements and “Material Income Tax Consequences—Canadian Taxation” in the prospectus.

General Risks

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.

The notes are our senior unsecured debt obligations and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus and prospectus supplement, the notes will rank on par with all of our other unsecured and unsubordinated debt obligations, except such obligations as may be preferred by operation of law. Any payment to be made on the notes depends on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of us may affect the market value of the notes and, in the event we were to default on our obligations, you may not receive the amounts owed to you under the terms of the notes. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. See “Description of Senior Debt Securities—Events of Default” in the accompanying prospectus.

The Bank’s initial estimated value of the notes is lower than the initial issue price (price to public) of the notes.

The initial issue price of the notes exceeds the Bank’s initial estimated value because costs associated with selling and structuring the notes, as well as hedging the notes, are included in the initial issue price of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates.

The Bank’s initial estimated value of the notes is only an estimate, which was determined by reference to the Bank’s internal pricing models when the terms of the notes were set. This estimated value was based on market conditions and other relevant factors existing at that time, the Bank’s internal funding rate on the Trade Date and the Bank’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater or less than the Bank’s initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the market value of the notes could change significantly based on, among other things, changes in market conditions, including the values of the Underlyings, the Bank’s creditworthiness, interest rate movements and other relevant factors, which may impact the price at which the agent or any other party would be willing to buy the notes from you in any secondary market transactions.

The Bank’s initial estimated value does not represent a minimum price at which the agent or any other party would be willing to buy the notes in any secondary market (if any exists) at any time. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value of the notes was not determined by reference to credit spreads for our conventional fixed-rate debt.

The internal funding rate used in the determination of the Bank’s initial estimated value of the notes generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If the Bank were to have used the interest rate implied by our conventional fixed-rate debt, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate for market-linked notes had an adverse effect on the economic terms of the notes and the initial estimated value of the notes on the Trade Date, and could have an adverse effect on any secondary market prices of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The notes will not be listed on any securities exchange and we do not expect a trading market for the notes to develop.

The notes will not be listed on any securities exchange. Although CIBCWM and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop for the notes. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which CIBCWM and/or its affiliates are willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to maturity.

INFORMATION REGARDING THE UNDERLYINGS

The information below are brief descriptions of each Underlying. We have derived the following information from publicly available documents. We have not independently verified the accuracy or completeness of the following information. In addition, information about the Underlyings may be obtained from other sources including, but not limited to, the websites of their sponsors or issuers. We are not incorporating by reference into this pricing supplement the websites or any materials they include. None of us, CIBCWM or any of our other affiliates makes any representation that such publicly available information regarding the Underlyings is accurate or complete.

Alphabet Inc.

Alphabet Inc. operates as a holding company. The company, through its subsidiaries, provides web-based search, advertisements, maps, software applications, mobile operating systems, consumer content, enterprise solutions, commerce, and hardware products. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC CIK number: 1652044 or SEC file number: 001-37580. This Underlying Stock trades on The Nasdaq Stock Market LLC under the symbol “GOOGL.”

S&P MidCap 400® Index

The S&P Midcap 400® Index (Bloomberg ticker: “MID <Index>”) is calculated, maintained and published by S&P Dow Jones Indices LLC. The Index consists of stocks of 400 companies selected to provide a performance benchmark for the medium market capitalization segment of the U.S. equity markets.

See “Index Descriptions—The S&P U.S. Indices” beginning on page S-43 of the accompanying index underlying supplement for additional information about the MID.

Historical Performance of the Underlyings

The following graphs set forth daily Closing Values of the Underlyings for the period from January 1, 2018 to September 12, 2023. On September 12, 2023, the Closing Value was $135.34 for the GOOGL and 2,578.67 for the MID. We obtained the Closing Values below from Bloomberg L.P. (“Bloomberg”) without independent verification. The historical performance of an Underlying should not be taken as an indication of its future performance, and no assurances can be given as to the value of any Underlying at any time during the term of the notes, including the Final Valuation Date. We cannot give you assurance that the performance of the Underlyings will result in the return of any of your investment.

Historical Performance of GOOGL

Historical Performance of MID

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a brief summary of the material U.S. federal income tax considerations relating to an investment in the notes. The following summary is not complete and is both qualified and supplemented by (although to the extent inconsistent supersedes) the discussion entitled “Material U.S. Federal Income Tax Consequences” in the underlying supplements, which you should carefully review prior to investing in the notes. It applies only to those U.S. Holders who are not excluded from the discussion of United States Taxation in the accompanying prospectus.

The U.S. federal income tax considerations of your investment in the notes are uncertain. No statutory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes. Under one approach (which is different than the approach discussed in the underlying supplements), each note should be treated as an investment unit consisting of a put option written by you (the “Put Option”) and a non-contingent debt instrument issued by us to you (the “Debt Portion”). In the opinion of our tax counsel, Mayer Brown LLP, it would generally be reasonable to treat a note as consisting of the Debt Portion and the Put Option for all U.S. federal income tax purposes. Pursuant to the terms of the notes, you agree to treat the notes in this manner for all U.S. federal income tax purposes. If this treatment is respected, you should include the portion of the stated interest payments on the note that is treated as interest in income in accordance with your regular method of accounting for interest for U.S. federal income tax purposes. The portion of the stated interest payments that are treated as payments on the Put Option (the “Put Premium”) should not generally be taxable to you upon its receipt. For purposes of dividing the interest rate of 9.54% on the notes among interest on the Debt Portion and Put Premium, 5.65% constitutes interest on the Debt Portion and 3.89% constitutes Put Premium.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of the notes for U.S. federal income tax purposes. You should also consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereto (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a note pursuant to this pricing supplement and who for the purposes of the Canadian Tax Act and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with CIBC and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the note; (c) does not use or hold and is not deemed to use or hold the note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the note; (e) is not a, and deals at arm’s length with any, “specified shareholder” of CIBC for purposes of the thin capitalization rules in the Canadian Tax Act; and (f) is not an entity in respect of which CIBC or any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of, loans or otherwise transfers the note is a “specified entity”, and is not a “specified entity” in respect of such a transferee, in each case, for purposes of the Hybrid Mismatch Proposals, as defined below (a “Non-Resident Holder”). Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary assumes that no amount paid or payable to a holder described herein will be the deduction component of a “hybrid mismatch arrangement” under which the payment arises within the meaning of proposed paragraph 18.4(3)(b) of the Canadian Tax Act contained in the proposals to amend the Canadian Tax Act released by the Minister of Finance (Canada) on April 29, 2022 with respect to “hybrid mismatch arrangements” (the “Hybrid Mismatch Proposals”). Investors should note that the Hybrid Mismatch Proposals are in consultation form, are highly complex, and there remains significant uncertainty as to their interpretation and application. There can be no assurance that the Hybrid Mismatch Proposals will be enacted in their current form, or at all.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning notes under “Material Income Tax Consequences—Canadian Taxation” in the accompanying prospectus and a Non-Resident Holder should carefully read that description as well.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

Interest payable on the notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by CIBC on a note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own advisors regarding the consequences to them of a disposition of the notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

CIBCWM will purchase the notes from CIBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers, or will offer the notes directly to investors. CIBCWM or other registered broker-dealers will offer the notes at the price to public set forth on the cover page of this pricing supplement. CIBCWM may receive a commission of $5.00 (0.50%) per $1,000 principal amount of the notes and may use a portion or all of that commission to allow selling concessions to other dealers in connection with the distribution of the notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. The price to public for notes purchased by certain fee-based advisory accounts will be 99.50% of the principal amount of the notes. Any sale of a note to a fee-based advisory account at a price to public below 100.00% of the principal amount will reduce the agent’s commission specified on the cover page of this pricing supplement with respect to such note. The price to public paid by any fee-based advisory account will be reduced by the amount of any fees assessed by the dealers involved in the sale of the notes to such advisory account but not by more than 0.50% of the principal amount of the notes.

CIBCWM is our affiliate, and is deemed to have a conflict of interest under FINRA Rule 5121. In accordance with FINRA Rule 5121, CIBCWM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We will deliver the notes against payment therefor in New York, New York on a date that is more than two business days following the Trade Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

The Bank may use this pricing supplement in the initial sale of the notes. In addition, CIBCWM or another of the Bank’s affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless CIBCWM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by CIBCWM in a market-making transaction.

While CIBCWM may make markets in the notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. The price that it makes available from time to time after the Original Issue Date at which it would be willing to repurchase the notes will generally reflect its estimate of their value. That estimated value will be based upon a variety of factors, including then prevailing market conditions, our creditworthiness and transaction costs. However, for a period of approximately three months after the Trade Date, the price at which CIBCWM may repurchase the notes is expected to be higher than their estimated value at that time. This is because, at the beginning of this period, that price will not include certain costs that were included in the initial issue price, particularly our hedging costs and profits. As the period continues, these costs are expected to be gradually included in the price that CIBCWM would be willing to pay, and the difference between that price and CIBCWM’s estimate of the value of the notes will decrease over time until the end of this period. After this period, if CIBCWM continues to make a market in the notes, the prices that it would pay for them are expected to reflect its estimated value, as well as customary bid-ask spreads for similar trades. In addition, the value of the notes shown on your account statement may not be identical to the price at which CIBCWM would be willing to purchase the notes at that time, and could be lower than CIBCWM’s price. See the section titled “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the market value of your notes on the Original Issue Date.

THE BANK’S ESTIMATED VALUE OF THE NOTES

The Bank’s initial estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The Bank’s initial estimated value does not represent a minimum price at which CIBCWM or any other person would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the Bank’s initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. For additional information, see “Additional Risk Factors—The Bank’s initial estimated value of the notes was not determined by reference to credit spreads for our conventional fixed-rate debt” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from the Bank’s or a third party hedge provider’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the Bank’s initial estimated value of the notes was determined when the terms of the notes were set based on market conditions and other relevant factors and assumptions existing at that time. See “Additional Risk Factors—The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates” in this pricing supplement.

The Bank’s initial estimated value of the notes is lower than the initial issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the initial issue price of the notes. These costs include the selling commissions paid to CIBCWM and other affiliated or unaffiliated dealers, the projected profits that our hedge counterparties, which may include our affiliates, expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Additional Risk Factors—The Bank’s initial estimated value of the notes is lower than the initial issue price (price to public) of the notes” in this pricing supplement.

VALIDITY OF THE NOTES

In the opinion of Blake, Cassels & Graydon LLP, as Canadian counsel to the Bank, the issue and sale of the notes has been duly authorized by all necessary corporate action of the Bank in conformity with the indenture, and when the notes have been duly executed, authenticated and issued in accordance with the indenture, the notes will be validly issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the indenture and the genuineness of signature, and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the opinion letter of such counsel dated June 6, 2023, which has been filed as Exhibit 5.2 to the Bank’s Registration Statement on Form F-3 filed with the SEC on June 6, 2023.

In the opinion of Mayer Brown LLP, when the notes have been duly completed in accordance with the indenture and issued and sold as contemplated by this pricing supplement and the accompanying underlying supplement, prospectus supplement and prospectus, the notes will constitute valid and binding obligations of the Bank, entitled to the benefits of the indenture, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the indenture and such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated June 6, 2023, which has been filed as Exhibit 5.1 to the Bank’s Registration Statement on Form F-3 filed with the SEC on June 6, 2023.